May 21, 2019

VIA EDGAR SUBMISSION

Rebekah Lindsey

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                                                     Ribbon Communications Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 4, 2019

Form 8-K furnished February 20, 2019

File No. 001-38267

Dear Ms. Lindsey:

Ribbon Communications Inc. (the “Company”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 30, 2019.  For ease of reference, the comments are repeated in italics below and followed by the Company’s responses.

Form 8-K Furnished on February 20, 2019

General

1.              We note your adjustment for “acquisition-related revenue” included in your various non-GAAP measures.  Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure.  Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

RESPONSE

The Company respectfully acknowledges the Staff’s comment.  The Company believes its inclusion of acquisition-related revenue adjustments in its non-GAAP financial measures for the periods presented was not an individually tailored revenue recognition method in violation of Rule 100(b) of Regulation G or inconsistent with the Staff’s guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations (“Question 100.04”).

The acquisition-related, or purchase accounting, adjustments noted in the Staff’s comment were calculated in accordance with Accounting Standards Codification (“ASC”) 805 — Business Combinations, and have been significant to the Company’s reported results since its merger with GENBAND Holdings Company, GENBAND, Inc. and GENBAND II, Inc. (collectively, “GENBAND”), which occurred on October 27, 2017 (the “Merger”).  In connection with the Merger, it was required under ASC 805 to record at fair value GENBAND’s assumed deferred revenue, resulting in a reduction of approximately $50 million to the assumed deferred revenue and future recognizable revenue.  Similarly, in connection with the Company’s subsequent acquisition of Edgewater Networks, Inc. (“Edgewater”), which occurred on August 3,

2018 (the “Edgewater Acquisition” and, together with the Merger, the “Transactions”), the Company was required under ASC 805 to record at fair value the assumed Edgewater deferred revenue, resulting in a reduction of approximately $4 million to the assumed deferred revenue and future recognizable revenue.  The Company’s GAAP revenue, net loss and loss per share have excluded revenue resulting from these purchase accounting adjustments since the respective acquisition dates.  These adjustments aggregated approximately $54 million of future revenue that would have been recognized had these acquisitions not occurred and had each company continued to report its revenue on a standalone basis.

In its non-GAAP financial measures, the Company elected to include the amount of revenue related to the purchase accounting adjustments to deferred revenue that would have been recognized in each period.  The Company believes that these adjustments are relatively short-term items that can materially impact revenue in the periods after an acquisition.  Therefore, as a supplement to Ribbon’s GAAP results, the adjustment provides investors the ability to compare Ribbon’s trends quarter-over-quarter and also facilitates a comparison to the results of competitors.  These adjustments are limited to the revenue eliminated by the purchase accounting adjustments to deferred revenue.

Question 100.04 focuses on a scenario where an adjustment accelerates the recognition of revenue.  The Company’s purchase accounting revenue adjustments did not adjust the timing of revenue recognition, but rather, included revenue that would otherwise not have been recognized because of the purchase accounting reduction to the deferred revenue assumed in the Transactions.

2.              Similarly, please clarify for us what the purchase accounting adjustment to cost of revenue consists of and how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure.  Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

RESPONSE

The Company respectfully acknowledges the Staff’s comment.  The purchase accounting adjustments to cost of revenue consist of the amount of expense attributable to the non-GAAP purchase accounting adjustments to revenue for each period presented.  Having included the deferred revenue in the non-GAAP financial measures, had the Company not included the associated costs, it would have overstated the applicable non-GAAP gross margins, net income, earnings (loss) per share and adjusted EBITDA.  The Company believes that these cost of revenue adjustments provide investors with a useful comparison to the Company’s historical financial measures and assist investors in assessing the Company’s core operating results.

3.              You state that GAAP required the elimination of revenue under the new revenue recognition standard in 2018, which you are adding back to arrive at various non-GAAP measures.  Please clarify for us what revenue was eliminated with the adoption of ASC 606 and how your non-GAAP adjustment for such amounts captures the economics of your activities.  Also, please confirm for us that similar adjustments will not be made to fiscal 2019 non-GAAP measures.

RESPONSE

The Company respectfully acknowledges the Staff’s comment.  The non-GAAP adjustments to revenue related to the Company’s adoption of ASC 606 represent the amounts that would have been recognized in each period if the Company had not been required to write off approximately $12 million of its deferred revenue balance at January 1, 2018.  This amount is consistent with our required transition period GAAP disclosures of the impact of the adoption of ASC 606.  We believe this adjustment assists investors in comparing our 2018 amounts with prior year amounts that were reported under ASC 605.

The Company removed this adjustment from its non-GAAP measures for the first quarter of 2019 and confirms that similar adjustments will not be made to its non-GAAP measures in the remainder of fiscal 2019 or in future periods.

4.              We note your non-GAAP net income reconciliation includes income tax adjustments related to benefits arising from purchase accounting and the Tax Reform.  Please explain to us, and revise your future filings to disclose, how you calculated the tax effects of your non-GAAP net income adjustments.  In this regard, your tax adjustment should also include current and deferred income tax expense commensurate with your non-GAAP measure of profitability.  Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

RESPONSE

The Company respectfully acknowledges the Staff’s comment.  The adjustment to the  income tax line in the Company’s non-GAAP reconciliation table for the year ended December 31, 2018 represents the elimination of a $0.7 million income tax benefit related to the partial release of the Company’s valuation allowance in connection with the acquisition of Edgewater.  The adjustment to the income tax line for the year ended December 31, 2017 was comprised of $16.4 million from the reduction to our valuation allowance in connection with the Merger and $4.8 million related to the Tax Reform.  As part of the purchase accounting related to the Transactions, the Company recorded net deferred tax liabilities, which provided incremental future taxable income and associated releases of the Company’s preexisting valuation allowance.  Pursuant to ASC 805-740-30-3, such releases are recorded outside the business combination as a benefit to income.  The Company believes that such tax benefits are not part of its core business or ongoing operations, as they do not relate to revenue-producing activities.  Accordingly, the Company believes that excluding the net benefits arising from the Transactions and the Tax Reform facilitates the comparison of its financial results to its historical results and to other companies in its industry.

In accordance with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations, the Company’s adjustments to net income are presented on a gross basis and are not net of tax.  Based on the Company having significant net operating losses (“NOLs”) and an associated valuation allowance that would be available to substantially offset the tax expense associated with these non-GAAP adjustments, the income tax line in the non-GAAP net income reconciliation table did not reflect any tax impact from the Company’s non-GAAP adjustments to net income (apart from the tax impact of the adjustments for purchase accounting and tax reform, as discussed above).

In accordance with the Staff’s comment, in future earnings releases the Company will enhance its disclosure in the section on non-GAAP net income (loss) through discussion of the impact of its NOLs and related valuation allowance, and any other relevant factors, on the tax consequences arising from its non-GAAP adjustments.

We appreciate the opportunity to respond to the Staff’s comments.  Please do not hesitate to contact the undersigned if you have any questions regarding this response letter.

Very truly yours,

/s/ Daryl E. Raiford
Daryl E. Raiford
Chief Financial Officer